FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE COR P.
Suite 1901 , 1177 West Hastings Street
Vancouver , B.C.
V6E 2K3

Item 2.	Date of Material Change

June 20, 2006

Item 3.	News Release

 The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 20, 2006. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has agreed to invest a minimum of $2,240,000 in International Tower Hill Mines Ltd. (ITH) by way of participation in the private placement announced by ITH on June 14, 2006. The private placement is being carried out in conjunction with the acquisition and option by ITH of a portfolio of mineral properties in Alaska from a subsidiary of AngloGold Ashanti Limited.

Item 5.	Full Description of Material Change

The Issuer has agreed to invest a minimum of $2,240,000 in International Tower Hill Mines Ltd. (TSXV: “ITH”) by way of participation in the private placement announced by ITH on June 14, 2006. The private placement is being carried out in conjunction with the acquisition and option by ITH of a portfolio of mineral properties in Alaska from a subsidiary of AngloGold Ashanti Limited, one of the worlds foremost gold producers.

As recently announced, ITH has signed a letter of intent (LOI) with AngloGold Ashanti North America Inc. to acquire all of the Alaskan mineral exploration properties and associated database from its wholly owned subsidiary, AngloGold Ashanti (U.S.A.) Exploration Inc. (collectively AngloGold). In addition, in conjunction with the closing of this acquisition, ITH will be entering into option agreements to earn a 60% interest in two additional properties in Alaska.

Upon completion of the transaction, AngloGold will hold 19.99% of the outstanding equity of ITH, and it is anticipated that the Issuer will hold approximately 12 to 14% and may increase this percentage to approximately 18% through the exercise of warrants (details of the transaction are noted below). ITH is anticipated to combine the best characteristics of a major gold mining company with the flexibility and aggressiveness of a Canadian junior exploration company. The acquisition of a fully integrated exploration program from one of the world’s largest exploration companies will vault ITH into the forefront of Alaskan gold exploration.

The Properties

The following information with respect to the material mineral properties to be acquired or optioned from AngloGold by ITH has been obtained from documentation provided by AngloGold, which does not warrant or make any representation as to the accuracy or completeness of the documentation. Accordingly, such information is supplied for general interest only and should not be relied upon. ITH has advised that it has commissioned an independent Qualified Person to prepare N.I. 43-101 compliant technical reports on the material properties. Following receipt by ITH of the applicable technical reports, the Issuer understands that ITH will issue a detailed press release summarizing the information and that the reports will be filed on SEDAR.

LMS

The LMS property is located 15 kilometres north of Delta Junction, Alaska. Work to date by AngloGold has identified an outcropping mineralized zone with over 300 meters of strike length, on which AngloGold has conducted three drill campaigns, each returning a number of significant high-grade intercepts up to and including:

Selected LMS Drill Hole Intercepts from 2005-2006 AngloGold Drill Program

Results to date suggest that the multi-phase gold mineralization intersected may be marginal to a larger more proximal intrusion related system. The 2006 exploration program on the LMS property proposed by AngloGold consists of approximately 6,000 metres of diamond drilling and is estimated to cost approximately USD 2.1 million.

Terra

The Terra property is located 200 kilometres west of Anchorage, Alaska. Work to date by AngloGold has identified a number of high-grade epithermal veins as well as base metal rich intrusion breccias. To date, 12 holes have been drilled, returning 34 vein intersections which average 16g/t gold.

One of these vein systems was tested with 6 holes and continuity was defined along +100m of strike extent and 250 metres down dip, returning an average grade over a nominal 1 metre width of 23.5 g/t gold with the vein system remaining open along strike and at depth.

The initial target zone has been expanded to 8 kilometres in strike length and has returned many highly anomalous rock samples highlighting the property’s significant gold potential, where the average grade of all rock samples collected to date exceeds 10 g/t gold (700 samples).

Selected Terra Drill Hole Intercepts from 2005 AngloGold Drill Program

The 2006 exploration program on the Terra property proposed by AngloGold consists of approximately 2,000 metres of diamond drilling and is estimated to cost approximately USD 0.8 million.

Livengood

The Livengood property is located 100 kilometres north of Fairbanks, Alaska, and straddles the paved Elliot Highway. To date, AngloGold has drilled a total of 12 holes on the property. Based upon the results of this drilling, together with the results from 12 other historic drill holes, AngloGold has identified a large near-surface zone of low-grade gold mineralization. The best drill hole intersection from the AngloGold program was 138 metres of 1.1 g/t Au.

The 2006 exploration program on the Livengood property proposed by AngloGold consists of follow-up surface sampling and an additional 2,000 metres of diamond drilling and is estimated to cost approximately USD 0.8 million.

The five other projects that are being acquired represent a spectrum of new discovery opportunities. All five projects target intrusion related gold systems and range in deposit style from proximal Pogo type high-grade vein deposits to higher level Donlin Creek style stockwork systems.

Proposed Terms of Acquisition

Pursuant to the LOI, ITH proposes to acquire all of AngloGold’s interest in a portfolio of six mineral exploration projects in Alaska (comprising the Livengood, West Pogo, Coffee Dome, Gilles, Caribou and Blackshell properties) (the Sale Properties) in consideration of the issuance by ITH on closing of such number of shares as is equal to 19.99% of the issued shares of ITH following the acquisition and the completion of equity financings by ITH to raise a minimum of USD 10.0 million. AngloGold will have the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties to ITH, it will grant to AngloGold a 90 day right of first offer with respect to any mineral properties in which ITH acquires an interest and which interest it proposes to farm out or otherwise dispose of. If AngloGold’s equity interest in ITH is reduced to less than 10%, then this right of first offer will terminate.

The proposed effective date of the acquisition is July 1, 2006. However, in order to ensure that planned 2006 exploration programs will be able to proceed on time, if the acquisition has not closed on or before July 1, 2006, AngloGold has agreed to continue to fund property and exploration program expenditures after that date and ITH will, on closing of the acquisition, reimburse AngloGold for any such expenditures incurred.

Proposed Option Agreements

In addition, and subject, to the acquisition of the Sale Properties, AngloGold and ITH will enter into option/joint venture agreements with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS and Terra properties.

With respect to the LMS property, ITH will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which ITH will commit to incur minimum exploration expenditures of USD 1.0 million during the 2006 calendar year and of USD 750,000 during the 2007 calendar year. Upon ITH having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, ITH will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which ITH will commit to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and of USD 750,000 during the 2007 calendar year. Upon ITH having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or be diluted. A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

Completion of the proposed sale and option transactions between ITH and AngloGold are subject to a number of conditions precedent, including completion of satisfactory due diligence, execution of formal documentation, ITH having raised a minimum of USD 10.0 million and regulatory acceptance on behalf of ITH. Completion of the participation of the Issuer in the ITH private placement is conditional upon the Issuer becoming fully listed on the Toronto Stock Exchange prior to closing.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488 Ext. 222

Item 9.	Date of Report

June 23, 2006